SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -----------------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                           -----------------------

                      ROGERS WIRELESS COMMUNICATIONS INC.

--------------------------------------------------------------------------------
                               (Name of Issuer)

                       CLASS B RESTRICTED VOTING SHARES
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   775102205
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             DAVID P. MILLER, ESQ.
                          ROGERS COMMUNICATIONS INC.
                            333 BLOOR STREET EAST
                                  10TH FLOOR
                           TORONTO, ONTARIO M4W 1G9
                                    CANADA
                                (416) 935-1100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                             John T. Gaffney, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                            New York, NY 10019-7475
                                (212) 474-1000

                               November 11, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION

The RWCI Class A Multiple Voting shares and RWCI Class B Restricted Voting shares beneficially owned by RCI were acquired for investment purposes. On November 11, 2004, the RCI Board of Directors authorized RCI to launch an exchange offer for all of the outstanding RWCI Class B Restricted Voting shares owned by the public on the basis of 1.75 RCI Class B Non-Voting shares for each RWCI Class B Restricted Voting share. At the request of RCI, the RWCI Board of Directors has established an independent committee to supervise the preparation of a formal valuation of the RWCI Class B Restricted Voting shares by BMO Nesbitt Burns Inc., an investment bank engaged by the special committee, in accordance with the Minority Shareholder Protection Agreement between RCI and RWCI and Canadian securities laws. Once the formal valuation is completed and the RWCI independent committee issues its report with respect to its views on the valuation, RCI expects to commence a registered exchange offer in both Canada and the United States for the RWCI Class B Restricted Voting shares. RCI has authorized the exchange offer and a subsequent going private transaction, if the exchange offer is successful, in order to simplify the corporate structure of its operating companies.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

RWCI has entered into a shareholder protection agreement with RCI that extends certain protections to holders of RWCI's Class B Restricted Voting Shares. RWCI has agreed with RCI that, in respect of an issuer bid or insider bid made by RCI or any of its subsidiaries relating to RWCI, a formal valuation of the Class B Restricted Voting Shares will be prepared by an independent valuer, and the consideration offered per share to holders of RWCI's Restricted Voting Shares will not be less than 66 2/3% of the value (or of the midpoint of the range of values) arrived at in the formal valuation. RWCI and RCI have also agreed under the terms of the shareholder protection agreement that a committee of independent directors of RWCI will be responsible for the selection of the independent valuer and will review and report to the Board of Directors on any transaction. The Board of Directors will be required to disclose its reasonable belief as to the desirability or fairness of the transaction to holders of RWCI's Restricted Voting Shares. Under the terms of the agreement, RCI has agreed to refrain from voting its RWCI Class B Restricted Voting shares in connection with the election of directors at any time during which it controls more than 50% of the votes of all the shares of RWCI. The agreement is included herein as an exhibit and is incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Minority Shareholder Protection Agreement dated as of August 7, 1991 among Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now Rogers Wireless Communications Inc.) (incorporated by reference to
Exhibit (d)(1)(a) to the transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission by Rogers Communications Inc., Rogers Wireless Communications Inc. and 3853004 Canada Inc., on August 10, 2001).

2. Press release issued by Rogers Communications Inc. on November 11, 2004 (incorporated by reference to Exhibit 99.1 to the report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission by Rogers Communications Inc. on November 12, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




ROGERS COMMUNICATIONS INC.

Date:  November 12, 2004

/s/ Graeme McPhail
------------------------------------
    Signature
    Name:    Graeme McPhail
    Title:  Vice President Associate
             General Counsel


Date:  November 12, 2004

/s/ Edward S. Rogers
------------------------------------
    Signature
    Name:  Edward Samuel Rogers, O.C.


RWCI ACQUISITION INC.

Date:  November 12, 2004


/s/ Graeme McPhail
-------------------------------------
    Signature
    Name:  Graeme McPhail
    Title: Vice President, Associate
    General Counsel

                                 EXHIBIT INDEX


EXHIBIT
NUMBER      DESCRIPTION

99.1. Minority Shareholder Protection Agreement dated as of August 7, 1991 among Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now Rogers Wireless Communications Inc.). (incorporated by reference to Exhibit (d)(1)(a) to the transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission by Rogers Communications Inc., Rogers Wireless Communications Inc. and 3853004 Canada Inc. on August 10, 2001).

99.2. Press release issued by Rogers Communications Inc. on November 11, 2004 (incorporated by reference to Exhibit 99.1 to the report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission by Rogers Communications Inc. on November 12, 2004).